

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2023

Kathy Lee-Sepsick
President and Chief Executive Officer
FEMASYS INC
3950 Johns Creek Court, Suite 100
Suwanee, Georgia 30024

Re: FEMASYS INC
Registration Statement on Form S-3
Filed November 30, 2023
File No. 333-275823

Dear Kathy Lee-Sepsick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Anna Tomczyk